FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Chalk Announces Chalk Pushcast Software for the BlackBerry Enterprise Solution	2

Document 1

Chalk Announces Chalk Pushcast Software for the BlackBerry Enterprise Solution

Features Advanced Manageability, Enhanced Security, and Support for the Latest BlackBerry Smartphones

WATERLOO, ON, January 13, 2010 - Chalk Media Service Corp. (Chalk), a subsidiary of Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), today announced Chalk™ Pushcast™ Software 5.4 – the latest and newly branded release of Mobile chalkboard™, which facilitates a trackable and secure communication channel for delivering audio- and video-rich content to BlackBerry® smartphones

Chalk Pushcast Software 5.4 features a new look and feel to the Chalk™ Pushcast™ Player; deeper integration with BlackBerry® Enterprise Server for streamlined manageability; SSL security for web access; and support for BlackBerry OS 5.0, which enables organizations to push multimedia-rich content to the latest BlackBerry smartphones, including the BlackBerry® Bold™ 9700, BlackBerry® Storm2™ 9550, and BlackBerry® Curve™ 8520 smartphones.

“We are building deeper integration between our award-winning solution and the BlackBerry platform – the corporate standard for enterprise mobility – to deliver a truly secure, easy to manage solution for pushing impactful training, compliance and corporate content to BlackBerry smartphones,” said Jody Glidden, Director at Chalk. “With this combination, Chalk Pushcast Software is significantly raising the bar for secure mobile learning for business.”

Chalk Pushcast Software consists of four main components – the Chalk™ Pushcast™ Console, the Chalk™ Pushcast™ Player for BlackBerry smartphones, the Chalk™ Pushcast™ Desktop Player, and Chalk™ Pushcast™ Tools – including the Chalk™ Pushcast™ Plug-in for Microsoft® PowerPoint® and the Chalk™ Pushcast™ Policy Pack.

Administration-based enhancements in Chalk Pushcast Software version 5.4 include:

BlackBerry Enterprise Server User Synchronization - Enables administrators to synchronize their BlackBerry Enterprise Server database with the Chalk Pushcast Console (Console) database for streamlined user management. Administrators can also set polling intervals that determine how often the BlackBerry Enterprise Server software will synchronize with the Console for additions, modifications and deletions.

Podcasting Channels - Administrators can now use Chalk Pushcast Software to push video- or audio-based corporate RSS feeds to individuals or groups via a specific ‘podcasting channel’ in the Chalk Pushcast Player. Administrators can also lock channels from being unsubscribed if necessary, and create a list of approved opt-in RSS feeds for users.

End User Controls for Chalk Pushcast Policies - Users now have the ability to set policies in the Chalk Pushcast Policy Pack from their BlackBerry smartphones to control how and when the Player downloads content. Policies can be set for Wi-Fi usage, bandwidth usage and roaming. Previously, only administrators had access to the Policy Pack (via the Console). Users cannot override policies set by the IT administrator.

SSL Security - Secure Socket Layer (SSL) security is applied to all Chalk Pushcast Software web services, including content publishing and data transfer to and from BlackBerry smartphones.

The new Chalk Pushcast Software works with BlackBerry Enterprise Server version 4.1 and above and BlackBerry smartphones running BlackBerry OS 4.6 and above.

About Chalk Media Service Corp. (Chalk)

Chalk's award-winning BlackBerry application lets organizations push media-rich content to BlackBerry smartphone users wirelessly, enhancing productivity and improving employee efficiency. Chalk Pushcast Software delivers protected, tracked content to BlackBerry smartphones for training, compliance, corporate updates, and more.  Chalk Media Corp. is a subsidiary of Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM).  For more information, visit www.chalk.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chalk, Pushcast and Mobile chalkboard are trademarks of Chalk Media Service Corp. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Chalk and RIM assume no obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 13, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer